FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of a Person Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc ("Ordinary Shares") on 10 February 2014, as a result of the following transactions:

Mr S Bicknell
(a) exercise of 12,650 options over Ordinary Shares granted on 2 December 2004 under the 2001 GlaxoSmithKline Share Option Plan at a price of £11.23 per share; and
(b) sale of 12,650 Ordinary Shares at a price of £16.00 per share.

The Company was advised of these transactions on 11 February 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

Sonja Arsenić
Corporate Secretariat

11 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 11, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc